Exhibit 22

List of Subsidiaries

Subsidiary	Percentage Ownership of Company
Midtown Visuals, Inc.	100%
Morrison Distributors, Inc.	100%
Innovative Visuals, LLC	70.1%
N.Y. Video, LLC	70.05%
Exciting Visuals, LLC	75.00%
Northside Visuals, LLC	95.833%
Unique Visuals, LLC	100%
Fantastic Visuals, LLC	51.25%
Creative Visuals, LLC	100%
Federal Visuals, LLC	95%
Cheshire Visuals, LLC	100%
1690 Cobb, LLC	100%
Snellville Visuals, LLC	91%
Internet Visuals, LLC	100%
Myrtle Beach Visuals, LLC	100%